# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EverCommerce Inc., CIK 0001853145
CUSIP: 29977X105
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 3601 Walnut Street, Suite 400, Denver, Colorado (CO), 80205
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005121
Filed by CIK 0001856906

## Reporting persons
- Eric Remer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,734,185; shared voting power 0; sole dispositive power 13,734,185; shared dispositive power 0; aggregate amount beneficially owned 13,734,185 (7.5% of the class)

## Item 1. Issuer
Name of issuer: EverCommerce Inc.
Address of issuer's principal executive offices: 3601 Walnut Street, Suite 400, Denver, CO 80205

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Eric Remer (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o EverCommerce Inc., 3601 Walnut St., Suite 400, Denver, CO 80205.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of June 30, 2026, based upon 176,665,246 shares of Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

Eric Remer is the beneficial owner of 13,734,185 shares of Common Stock, which consist of (i) 4,543,016 shares of Common Stock held directly by the Reporting Person, (ii) 2,212,662 shares of Common Stock held of record by trusts or entities in which the Reporting Person has sole voting and investment power, (iii) 6,495,970 shares of Common Stock underlying employee stock options that are exercisable on or within 60 days of June 30, 2026 and (iv) 482,537 shares of Common Stock underlying restricted stock units that vest within 60 days of June 30, 2026.
Percent of class: 7.5%
Sole power to vote or to direct the vote: 13,734,185
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,734,185
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Eric Remer: /s/ Eric Remer, Eric Remer (08/14/2026)